NY Residential REIT, LLC

510 5th Avenue, 3rd Floor

New York, NY 10036

June 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	NY Residential REIT, LLC
Withdrawal of Offering Statement on Form 1-A (File No. 024-10680)

Dear Sir/Madam,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, NY Residential REIT, LLC (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10680), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2017 and qualified by the Commission on May 3, 2017, and requalified on December 5, 2017 following the filing of the Company’s post-qualification amendment.

The Company has decided not to proceed with the offering covered by the Offering Statement at this time. No securities that are the subject of the Offering Statement have been sold.

Very truly yours,

/s/ Jesse Stein

Jesse Stein,

Chief Executive Officer

NY Residential REIT, LLC